Board of Directors

Board of Directors

Compliance Officer

Managing Director Chief Risk Officer

Chairman of the Board

Vice Chairman of the Board

External Financial Advisors

CEO

Managing Director Chief Operating Officer

Managing Director Chief Credit Officer

Senior Executive Director Public Finance and Infrastructure

Senior Executive Director Public Finance and Infrastructure

Exccecutive Director Business Development

Vicepresident Compliance

Vicepresident Admin.

Vicepresident H.R.

Vicepresident Corporates/ ABS

Vicepresident Corporates/ ABS

Vicepresident FI/ABS

Vicepresident Metodology and Criteria

Manager PF

Manager PF

Manager FI

Manager FI

Associate Compliance

Associate Admon.

Associate HR

Associate IT

Associate BD

Associate BD

Programmer

Programmer

Associate PF

Associate Infrastructure

Associate Corporates

Associate Corporates

Associate FI

Associate FI

Analyst

Assistant President

Asisistant Admon

Analyst Operations

Analyst Operations

Analyst Operations

Analyst Operations

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst PF

Analyst Infrastructure

Analyst Corporates

Analyst Corporates

Analyst FI

Analyst FI

Analyst FI

Analyst FI

Analyst FI

Analyst FI

Analyst PF

Assistant CEO

Assistant VPresident

Head of Logistics

Recepcionist

Assist. BD

Intern PF

Intern PF

Intern Infrastructure

Intern FI

Intern FI

Logistics

Logistics

Logistics

Logistica